UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2017

Commission File Number 001-36906

INTERNATIONAL GAME TECHNOLOGY PLC

(Translation of registrant’s name into English)

66 Seymour Street, Second Floor

London, W1H 5BT

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

IGT-led Joint Venture, Lotterie Nazionali, Accepts Nine-Year Extension for the Italian Scratch & Win Concession

On December 4, 2017, International Game Technology PLC (“IGT”) announced that Lotterie Nazionali S.r.l., a joint venture which is the exclusive manager of Scratch & Win in Italy and owned 64% by IGT subsidiary Lottomatica Holding, and directly and indirectly owned 20% by Scientific Games Corporation and 16% by Arianna 2001, has accepted a nine-year contract extension for the Italian Scratch & Win concession.

The acceptance follows a communication received from the Italian regulator Agenzia delle Dogane e dei Monopoli regarding the extension of the Italian Scratch & Win concession through September 30, 2028, in application of the Law Decree n. 148/2017 recently converted into law.

A copy of the news release relating to the above matter is furnished herewith as Exhibit 99.1.

Exhibit Number	Description

99.1	News Release “IGT-led Joint Venture, Lotterie Nazionali, Accepts Nine-Year Extension for the Italian Scratch & Win Concession,” dated December 4, 2017

EXHIBIT INDEX

Exhibit Number	Description

99.1	News Release “IGT-led Joint Venture, Lotterie Nazionali, Accepts Nine-Year Extension for the Italian Scratch & Win Concession,” dated December 4, 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 4, 2017	INTERNATIONAL GAME TECHNOLOGY PLC

	By:	/s/ Pierfrancesco Boccia
Pierfrancesco Boccia
Corporate Secretary